Golden Chief Resources, Inc.

896 N. Mill Street, #203
Lewisville, Texas 75057
972 219-8585

March 12, 2007

United States Securities and Exchange Commission
Attn: Jennifer Goeken
Division of Corporation Finance
Washington, D.C. 20549

Re:	Golden Chief Resources, Inc. Form 8-K filed February 15, 2007 File No. 000-12809 Letter of Comment dated March 9, 2007

Dear Ms. Goeken,

We have reviewed your comment letter dated March 9, 2007 and ask that you review our responses herewith.

Item 4.02 Forms 8-K filed on February 15, 2007 and February 26, 2007

1.	The Company has amended the filing as requested.

In reviewing our filings we do not understand why the 8-K was also filed on February 26, 2007 since it was originally filed on February 15, 2007. We also note that the amendments to Form 10-K and Form 10-Q which necessitated the Form 8-K filing were made voluntarily by the Company after we received information from the Company’s sponsoring broker who filed the Form 211 with the NASD. The NASD notified the sponsoring broker that the Company filings needed the addition of the “shell company or not” text in the cover sheet of the filings. The Company voluntarily made these amendments and filed them in October 2006.

Additionally,

•	Golden Chief acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Golden Chief acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Golden Chief acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above addresses the questions raised in the letter of comment, but if you have further questions please let us know.

Golden Chief Resources, Inc.

Sincerely,

/S/    M. H. McIlvain
M. H. McIlvain
Executive Vice President